

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Nikhil A. Mehta
Chief Financial Officer
Clean Diesel Technologies, Inc.
4567 Telephone Road, Suit 206
Ventura, CA 93003

> **Re:** **Clean Diesel Technologies, Inc.**
> **Post-Effective Amendment No. 2 on Form S-3 to Form S-4**
> **Filed November 30, 2010**
> **File No. 333-166865**

Dear Mr. Mehta:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment one in our letter dated November 22, 2010. However, it unclear why you believe that your reporting obligations under Item 5.02(b) were not triggered on August 25, 2010 when, according to the Form 8-K filed on September 20, 2010, Mr. Asmussen "informed the board of directors of Clean Diesel that he had determined that he would not continue with the combined company as a director or officer after consummation of the proposed business combination of the Registrant and Catalytic Solutions, Inc." Please describe for us the facts and circumstances occurring on or about August 25, 2010, and clearly explain why Mr. Asmussen's communication to the Board on August 25, 2010 did not constitute "notice of decision to resign" as contemplated in Question 117.01 of the Division's Form 8-K Compliance and Disclosure Interpretations. In addition, given that the date of the report in question is August 25, 2010, it would appear that, at the time of filing, you had concluded that the trigger date for the report was August 25, 2010.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Robert M. Smith, Esq.
        Reed Smith LLP